Exhibit 3.3

CONTINUATION OF ARTICLES OF MERGER

(Pursuant to NRS 92A.200)

BY AND BETWEEN

WESTCHESTER GROUP, INC. INTO EPUBLISHEDBOOKS.COM

AND

AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

EPUBLISHEDBOOKS.COM

(as Survivor)

The undersigned officer(s), on behalf of the above referenced corporations, do hereby file these Articles of Merger and Amendment to the Articles of Incorporation of EPUBLISHEDBOOKS.COM, and do declare under oath that the following information is filed with the Secretary of State of the State of Nevada, certifying that on May 21, 2004 the corporations did agree to merge, and pursuant to NRS 78.320 a majority of shareholders and the boards of directors of the respective corporations did approve such merger, as follows:

ONE: The names of the merging corporations are WESTCHESTER GROUP, INC., a Nevada corporation, merging into EPUBUBLISHEDBOOKS.COM, a Nevada corporation, with EPUBLISHEDBOOKS.COM being the SURVIVING corporation.

TWO: A “PLAN OF MERGER” has been adopted by the respective boards of directors and majority shareholders of the corporations known as “Agreement and Plan of Reorganization and Merger”.

A complete and true copy of the duly executed Plan of Merger is on file with the Secretary of State of Nevada, at the surviving corporation’s principal place of business, also at its registered office; a copy of such Plan of Merger will be furnished by the surviving corporation, on request and without costs, to any stockholder of the constituent corporations.

THREE: The former Westchester Group, Inc. does, from and after this date, upon the filing of these Articles of Merger, cease to exist by virtue of its merger into EPublishedbooks.com.

FOUR: CORPORATE NAME. The articles of incorporation of the surviving corporation being, EPublishedbooks.com, are hereby amended to change the name of EPublishedbooks.com, to:

MOSAIC NUTRICEUTICALS CORP.

FIVE: AUTHORIZED CAPITAL. The Authorized Capital Stock of the surviving corporation EPublishedbooks.com, known hereafter as MOSAIC NUTRICEUTICALS CORP., is amended from Twenty Five Million shares authorized consisting of Twenty Million (20,000,000) Common Shares and Five Million (5,000,000) Preferred Shares of $0.001 par value per share, to One Hundred Million (100,000,000) Common Shares Authorized and Five Million (5,000,000) Preferred Shares Authorized of $0.001 par value per share.

SIX: Pursuant to NRS 78.320 a majority of the holders of the outstanding common stock of the respective corporations and a majority of directors did consent to and approve of the merger.

There were Thirty Two Million Sixty Two Thousand Five Hundred (32,062,500) common voting shares issued and outstanding in the former Westchester Group, Inc. at the time of majority shareholder approval of the merger; with Thirty One Million Five Hundred Thousand (31,500,000) shares in favor of the merger, with none against.

There were Five Million Nine Hundred Forty Nine Thousand Three Hundred (5,949,300) common voting shares issued and outstanding in EPublishedbooks.com at the time of the shareholder approval of the merger; with Four Million Five Hundred Thousand (4,500,000) shares in favor of the merger, with none against.

SEVEN: The articles of incorporation, as amended herein, of the surviving corporation, as currently on file and a matter of record with the Nevada Secretary of State, shall be the articles of incorporation of the companies as merged.

IN WITNESS WHEREOF, the above named officers have executed the foregoing Articles of Merger and Amendment on this the 21st day of May, 2004.

EPUBLISHEDBOOKS.COM

By:	/s/ [ILLEGIBLE]
Secretary